Global Income & Currency Fund Inc.

FILE # 811-21791

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of Global Income & Currency Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders was adjourned with respect to the proposals until January 23, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Abstentions/Broker

For

Against

Non-votes

To approve a new investment

advisory and management

agreement for the Fund.

2,910,511

102,232

389,282

To approve a new investment

subadvisory agreement for the

Fund.

2,905,408

101,026

395,591